Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2005	2004	2005	2004

Computation of loss per common share:

Net loss applicable to common shares	$(1,005,078)	$(1,100,534)	$(3,448,451)	$(3,475,704)

Weighted average number of common shares	99,179,808	96,800,352	98,729,768	96,450,666

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.